Wyndham International, Inc.

1950 Stemmons Freeway, Suite 6001

Dallas, Texas 75207

June 9, 2005

Robert F. Telewicz, Jr.

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

RE:	Item 4.02 Form 8-K
Filed May 17, 2005
File No. 1-9320

Dear Mr. Telewicz:

We have reviewed the comment included in your letter dated June 7, 2005 regarding the Item 4.02 Form 8-K filed by Wyndham International, Inc. (“Wyndham” or the “Company”) on May 17, 2005. The comment included in your letter and our response to your comment follows:

Form 8-K

1.	Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

Wyndham Response

The following statement appears on page 5 of our Item 4.02 Form 8-K filed on May 17, 2005 pursuant to the instructions for Item 4.02(a) of Form 8-K:

“The Company’s Audit Committee and management discussed the matters disclosed in this current report on Form 8-K with the Company’s Independent Registered Public Accounting Firm.”

Thus, we respectfully submit that there is no revision necessary to the Company’s Form 8-K since it contains the disclosure required by Item 402(a).

As requested by the staff of the SEC, the following acknowledgements are provided:

•	The Company is responsible for the adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (214) 863-1389.

Sincerely,

/s/ Elizabeth Schroeder

Elizabeth Schroeder Executive Vice President and Chief Financial Officer